Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Redemption of its 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due 2078

OAKVILLE, ON, October 6, 2023 – Algonquin Power & Utilities Corp. ("AQN", "Algonquin" or the "Company") (TSX: AQN) (NYSE: AQN) today announced that on November 6, 2023 (the "Redemption Date") it will redeem all $287,500,000 aggregate principal amount of its outstanding 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 (CUSIP No. 015857 709) (the "Notes").

The Notes will be redeemed on the Redemption Date at a redemption price equal to the sum of 100% of the aggregate principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the Redemption Date. On and after the Redemption Date, interest will cease to accrue on the Notes, the Notes will cease to be outstanding, and the Notes will be delisted from the New York Stock Exchange.

In order to collect the redemption price, holders of the Notes must surrender their Notes to the paying agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), at the following address:

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes (until redeemed), Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.

Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Cautionary Language Concerning Forward-Looking Statements

Certain statements included in this press release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will" and "expects" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, statements regarding the expected timing and completion of the redemption of the Notes and their delisting from the New York Stock Exchange. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN's Management Discussion & Analysis for the three and six months ended June 30, 2023, each of which is available on SEDAR+ and EDGAR.

Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.